Exhibit 99.5

CERTIFICATE OF AUTHOR
Jeremy Haile

I, Jeremy P. Haile, of 1415 West Keith Rd., North Vancouver, British Columbia, do hereby certify that:

1.	I am a consulting civil engineer and President of Knight Piésold Ltd., with an office at #1400-750 West Pender Street, Vancouver, British Columbia.

2.	I graduated with a degree in Engineering Science and Economics from the University of Oxford in 1972. In addition, I have obtained a Master of Science in Soil Mechanics from Imperial College, London University in 1978.

3.	I am a member in good standing of the Association of Professional Engineers and Geoscientists of the Province of British Columbia.

4.	I have worked as an engineer for a total of 37 years since my graduation from university.

5.	I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by reason of education, experience, independence and affiliation with a professional association, I meet the requirements of an Independent Qualified Person as defined in National Policy 43-101.

6.	I am responsible for the section relating to open pit slope design (Section 18.3.3), tailings and waste rock disposal and water management (Section 18.6) and reclamation (Section 18.13) of the report titled “Preliminary Assessment of the Monterde Project, Guazapares Municipality, Chihuahua State, Mexico” dated 16 July, 2010, amended the 1st September, 2010 (“Technical Report”).

7.	I visited the project site over the period March 24 to 25, 2010.

8.	Knight Piésold have been involved with property since 2005 providing consulting services.

9.	As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

10.	I am independent of the issuer applying all of the tests in section 1.4 of National Instrument 43-101.

11.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated this 1st day of September, 2010

“Jeremy P. Haile” {signed and sealed}

Jeremy P. Haile, P.Eng.